UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                   under the Securities Exchange Act of 1934


                         For the date of 25 April, 2003

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


EMBARGO 7AM                                                       25 APRIL, 2003



               ALLIED IRISH BANKS, P.L.C. PURCHASE OF OWN SHARES



Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) announces that on 24 April 2003, it purchased 1,963,245 of its ordinary shares, at an average price of EUR13.45, to be held as treasury shares.


                                     -ENDS-


For further information please contact:

Alan Kelly                                        Catherine Burke

Head of Capital & Group Investor Relations        Head of Corporate Relations

AIB Group                                         AIB Group

Bankcentre                                        Bankcentre

Ballsbridge                                       Ballsbridge

Dublin 4                                          Dublin 4

Tel: +353-1-6600311 ext. 12162                    Tel: +353-1-6600311 ext. 13894



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                ALLIED IRISH BANKS, p.l.c.
                                                (Registrant)




Date  25 April 2003                             By: ___________________
                                                    Gary Kennedy
                                                    Group Director, Finance,
                                                    Risk and Enterprise
                                                    Technology
                                                    Allied Irish Banks, p.l.c.